FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 16 April 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	908.000
		£15.6560	260.000
		£15.6560	912.000
		£15.6560	260.000
d)	Aggregated information Aggregated volume Price	2340.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
Increase in interest in American Depository Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on American Depository Shares held in the Company's Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 40.9400	538.000
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	238.000
		£15.6560	135.000
		£15.6560	193.000
		£15.6560	135.000
d)	Aggregated information Aggregated volume Price	701.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S P Dingemans
b)	Position/status	Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	649.000
		£15.6560	236.000
		£15.6560	645.000
		£15.6560	236.000
d)	Aggregated information Aggregated volume Price	1766.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and General Counsel
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
Increase in interest in American Depository Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on American Depository Shares held in the Company's Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 40.9400	46.000
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	99.000
		£15.6560	85.000
		£15.6560	101.000
		£15.6560	85.000
d)	Aggregated information Aggregated volume Price	370.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
Increase in interest in American Depository Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on American Depository Shares held in the Company's Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 40.9400	90.000
		$ 40.9400	98.000
		$ 40.9400	96.000
d)	Aggregated information Aggregated volume Price	284.000 $ 40.9400
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	253.000
		£15.6560	183.000
d)	Aggregated information Aggregated volume Price	436.000£15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	225.000
		£15.6560	107.000
		£15.6560	187.000
		£15.6560	107.000
d)	Aggregated information Aggregated volume Price	626.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Pharmaceuticals Supply Chain
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	81.000
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms K Terrell
b)	Position/status	Chief Digital & Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
Increase in interest in American Depository Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on American Depository Shares held in the Company's Deferred Annual Bonus Plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$ 40.9400	114.000
		$ 40.9400	32.000
d)	Aggregated information Aggregated volume Price	146.000 $ 40.9400
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Increase in interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2019 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.6560	131.000
		£15.6560	102.000
		£15.6560	126.000
d)	Aggregated information Aggregated volume Price	359.000 £15.6560
e)	Date of the transaction	2019-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 16, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc